VIA EDGAR CORRESPONDENCE

March 26, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Ashford Hospitality Trust, Inc.
SEC File No. 001-31775

Ladies and Gentlemen:

On behalf of Ashford Hospitality Trust, Inc. (the “Company”), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2015, the Company’s Preliminary Proxy Statement on Schedule 14A in connection with the Company’s Annual Meeting of Stockholders to be held on May 12, 2015.  The Company intends to file its Definitive Proxy Statement with the Commission on or about April 10, 2015.

Please direct any questions or comments regarding this filing to the undersigned at (972) 778-9207 or by email at dbrooks@ashfordinc.com.

Sincerely,

/s/ David A. Brooks
Chief Operating Officer, General Counsel and Secretary
Ashford Hospitality Trust, Inc.